Filed by Regency Energy Partners LP pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934.

Subject Company: PVR Partners, L.P.

Commission File No.: 001-16735

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by PVR or Regency with the Securities and Exchange Commission (the “SEC”), may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from PVR by contacting Investor Relations by mail at Attention: Investor Relations, Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087.

PARTICIPANTS IN THE SOLICITATION

Regency and PVR, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. Information regarding the directors and executive officers of Regency GP LLC, the general partner of Regency’s general partner, is contained in Regency’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding PVR’s directors and executive officers is contained in PVR’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 25, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between Regency and PVR, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about Regency’s or PVR’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Regency and PVR cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Regency to successfully integrate PVR’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by Regency and PVR with the SEC, which are available to the public. Regency and PVR undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*****

2

Regency Energy Partners LP Wells Fargo MLP Conference December 10 - 11, 2013

Forward-Looking Statements

Certain matters discussed in this report include “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Although we believe our forward-looking statements are based on reasonable assumptions and current expectations and projections about future events, we cannot give assurances that such expectations will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. Additional risks include, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the Partnership as well as for producers connected to the Partnership’s system and its customers, the level of creditworthiness of, and performance by the Partnership’s counterparties and customers, the Partnership's ability to access capital to fund organic growth projects and acquisitions, and the Partnership’s ability to obtain debt and equity financing on satisfactory terms, the Partnership's use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time in the Partnership's transactions, changes in commodity prices, interest rates, and demand for the Partnership's services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, industry changes including the impact of consolidations and changes in competition, the Partnership's ability to obtain required approvals for construction or modernization of the Partnership's facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking information.
In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than the Partnership has described. The
Partnership undertakes no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Adjusted EBITDA increased 50% and DCF increased 67% over
Legacy third quarter 2012 results, respectively³
Average volumes for the third quarter of 2013 increased by
more than 50% and NGL production increased 166%,
compared to third quarter 2012 volumes
Lone Star’s NGL Transportation throughput increased 30%
compared to the third quarter of 2012
Revenue generating horsepower reached an all-time high
Key 2013 Highlights
3
1 Via Lone Star Joint Venture
2 Including assumption of net debt
3 Third quarter 2012 adjusted EBITDA results exclude SUGS
In September, announced public offering of $400 million of
5.75% Senior Notes due 2020
Had approximately $1 billion of available liquidity at the end of the third quarter
Pro forma leverage ratio of 4.1x as of 9/30/2013
Completed the acquisition of SUGS in May, and integration is substantially complete
Completed construction of 209,000 Bbls/d Gateway NGL
Pipeline and first two 100,000 Bbls/d Mont Belvieu
fractionators¹
Added more than 410 MMcf/d of processing capacity and 150
MMcf/d of treating capacity via organic growth projects
Completed projects continue ramp up in 2014
Creates a leading gathering and processing footprint in key, high-growth plays in the United States with a strong platform for additional growth
Adds a strong growth platform in the Marcellus and Utica
Shales  and significantly expands Regency’s position in the
Midcontinent
Expect approximately $30 million in synergies per year
Anticipate project cash flows will contribute to significant increase in DCF and EBITDA over time
Further Strengthened Balance Sheet
Announced Plans to Purchase PVR Partners for $5.6 Billion²
Delivered solid financial and operating performance,
driven by increased volumes in liquids-rich regions
Completed more than $3 billion of major, organic growth
projects and acquisitions in the last 12 months

4
Expanding Asset Base
1 As of 9/30/12 and 9/30/2013, respectively
2 2012 throughput does  not include SUGS
3 Via Haynesville Joint Venture, in which Regency has  a 49.99% interest, and MEP Joint Venture, in which Regency has a 50% interest; also includes Gulf States Transmission, a 10-mile interstate pipeline that extends from
Harrison County, Texas to Caddo Parish, Louisiana
4 Via Lone Star Joint Venture, in which Regency has a 30% interest
Diversified asset portfolio is strategically positioned to benefit from drilling activity in liquids-rich plays
Asset Summary 2012¹ 2013¹
Gathering Pipeline (miles) 6,345 11,945
Gathering and Processing
Throughput (Mmbtu/d)
2
1.4 million 2.2 million
Treating/Processing Plants 11 19
Processing Capacity (MMcf/d) 695 1,600
Transportation Pipeline
(miles)
3
960 960
Contract Compression (HP) 873,000 1,014,000
NGL Transportation (miles)
4
1,170 1,740
NGL Fractionation (Bbls/d)
4
25,000 225,000
47 47
Eagle Ford
Increased capacity of  Eagle Ford
Expansion Project by 125 MMcf/d
and added  150 MMcf/d of treating
capacity
Permian
Acquired SUGS and completed
125 MMcf/d Ranch JV facility
Haynesville/Cotton Valley
Added 90 MMcf/d of
processing capacity
Midcontinent
Granite Wash
Mississippi Lime
Marcellus
Utica
NGL Storage (MMBbls/d)

REGENCY

Gaines
Dawson
Borden
Scurry
Fisher
Jones
Eddy
Andrews
Martin
Howard
Mitchell
Nolan
Taylor
Callahan
Loving
Ector
Midland
Glasscock
Sterling
Coke
Runnels
Coleman
Winkler
Tom Green
Reeves
Crane
Upton
Reagan
Irion
Concho
McCulloch
Pecos
Crockett
Schleicher
Menard
Mason
Terrell
Sutton
Kimble
Plants
Regency
Pipelines
Regency
Shale Plays
Avalon-Bone Spring
Permian
Cline

Gathering & Processing: West Texas
Year-Over-Year Growth¹
• Total volumes increased 410% over Legacy Q3 2012
• NGL production increased 690% over Legacy Q3 2012
• SUGS system integration complete
• Processing capacity increased from 125 MMcf/d to
940 MMcf/d
• Recently completed 140 MMcf/d of gathering
expansions into Reeves County (Delaware Basin)
2014 Opportunities
• Currently constructing 125 MMcf/d of additional
gathering capacity into Andrews and Culberson counties
(Delaware Basin)
• Plans to add 200 MMcf/d of incremental processing
capacity in early 2015
• Expanding condensate stabilization and transportation
systems
1 Comparison is third quarter 2012 versus third quarter 2013; third quarter 2012 results exclude SUGS
Red Bluff Expansion
Ranch JV Expansion

Wilson
DeWitt
Texas
Zavala
Frio
Atascosa
Bee
La Salle
Refugio
San Patricio
Duval
Jim Wells
Nueces

6

Gathering & Processing: South Texas
Year-Over-Year Growth¹
• Total South Texas volumes have increased nearly 40%
• Total NGL production has increased nearly 40%
• Eagle Ford Expansion Project volumes have increased
60%
• Increased total treating capacity from 170 MMcf/d to
320 MMcf/d
• Added 17,000 Bbls/d of oil gathering capacity
2014 Opportunities
• Continued volume ramp up across all systems
• Pursuing approximately 70,000 Bbls/d of crude
gathering
• Expect to further increase treating capacity
1 Comparison is third quarter 2012 versus third quarter 2013; third quarter 2012 results exclude SUGS
Eagle Ford Expansion
Edwards Lime
Expansion
Tilden
Expansion

REGENCY ENERGY PARTNERS

Morehouse
Richland
Texas
Louisiana
Winn
Cal
Legend
REGENCY PLANT
NEW CONSTRUCTION
GATHERING
TRANSMISSION
COTTON VALLEY
BROWN DENSE
HAYNESVILLE-BOSSIER

Gathering & Processing: North Louisiana
Dubach
Expansion
Dubberly
Expansion
2014 Opportunities
Completing construction of 400 MMcf/d of additional
gathering capacity by January 1, 2014
Completing 200 MMcf/d processing upgrade at Dubberly
Planning to add 100 MMcf/d of gathering capacity
Evaluating new cryogenic processing expansion at
Dubberly
Growth from Cotton Valley expected to bring new
volumes to RIGS
1 Comparison is third quarter 2012 versus third quarter 2013; third quarter 2012 results exclude SUGS
Dubach volumes have increased more than 60%
Dubach NGL production has increased more than 50%
Increased processing capacity from 140 MMcf/d to
210 MMcf/d
Built 22 miles of high-pressure gathering pipeline with a
capacity of 100 MMcf/d

Lone Star Opportunities
Expect Lone Star’s EBITDA to increase significantly as projects come online and volumes ramp up in 2014 and 2015
West Texas Gateway NGL
Pipeline
Frac 1 & 2
Mariner South
209,000 Bbls/d Gateway Pipeline in service and began
ramp up
Announced 6 million Bbls/month LPG export facility
(In service 2015)
Continued volume ramp up on Gateway and Fracs I and II
Permitting 100,000 Bbls/d Frac III
Evaluating expansion of NGL transportation capacity from
Permian Basin
Opportunities to expand downstream transportation
infrastructure and NGL purity product markets
Year-Over-Year Growth
2014 Opportunities
Added 200,000 Bbls/d of Fractionation Capacity
(Frac II came online November 2013)

Contract Services Opportunities
New opportunities driving increased capex spending for compression due to continued strong demand, particularly in the Permian Basin, Eagle Ford, Niobrara and Appalachian Shales
Contract Compression Growth Opportunities
As of November 1
st
, have approximately
50,000 HP booked to be set for the
remainder of 2013
Larger gas-lift opportunities and turn-key
facility installations, including for
compression and production facilities,  will
drive growth in the Eagle Ford and Permian
– 100,000 HP potential
Oil and liquids activity is increasing Utica
Shale opportunities for 2014 – 40,000 HP
potential
Expect additional growth in the Niobrara
Shale as customers  solidify expansion plans
– 40,000 HP potential
Other – 20,000 HP potential
9
Barnett/Haynesville
Marcellus/Utica
Niobrara
Fayetteville
Permian/Avalon/
Bone Spring
Granite Wash
Gulf Coast
Eagle Ford

Overview of PVR Partners Acquisition

Strategic Highlights
Combination of Regency and PVR creates a premiere, diversified gas gathering and processing MLP with scaled presence in the most economic, high-growth, oil and gas plays in North America
Increased Scale  and
Basin Diversification
PVR adds a strategic presence in three prolific areas; the Marcellus and Utica Shales in the Appalachian
Basin, and the Granite Wash in the Mid-Continent
Meaningful Growth
Projects
PVR has several projects under development or construction which are expected to add significant volumes in 2015
Announced Utica Ohio River Project will provide a substantial growth opportunity with in-service date early 2015
‘First-mover’ advantage
Significant upside
Acquisition of Largely
Fee-Based EBITDA
Stable contracted, fee-based asset portfolio with a majority of PVR gross margin under fixed-fee contracts
Marcellus expected to comprise ~55% of PVR EBITDA in 2013E and is all fee-based; significant demand charges on trunklines
Enhanced Long-Term
Value Creation
Significant increase in EBITDA and DCF expected over time as the combined company benefits from project cash flows
Estimate achieving synergies of approximately $30 million per year (beginning in year 1)
Transaction and pro forma credit profile is in keeping with Regency long-term investment grade rating objective

Combination strengthens Regency’s position for long-term distribution growth

REGENCY ENERGY PARTNERS

TIOGA
LYCOMING
LUZERNE
MAP LEGEND
Compression & Treating Operating Base
Gathering System
Regency Intrastate Gas System (RIGS)*
Lone Star NGL*
Midcontinent Express Pipeline*
Regency Regional Offices
Regency Corporate Headquarters
Regency Gas Treating/Processing Facility
Lone Star NGL Facility*
PVR Interstate Pipeline
PVR Planned Pipeline
PVR Pipeline
PVR Facility
PVR Trunkline

Expanding Asset Base
Pro Forma Asset Base
PVR combination will expand Regency’s position in the major growth plays in the lower 48
Expands reach into
Cline Shale
Greatly expands
Midcontinent
into Granite Wash
Mississippi Lime
Adds major position in
Marcellus and
Utica Shales
1 As of 9/30/13
2 Operated within Regency’s Gathering & Processing Segment
3 Via Haynesville Joint Venture, in which Regency has  a 49.99% interest, and MEP Joint Venture, in which Regency has a 50% interest; also includes Gulf States Transmission, a 10-mile interstate pipeline that extends from
Harrison County, Texas to Caddo Parish, Louisiana
4 Via Lone Star Joint Venture, in which Regency has a 30% interest
Announced Utica Ohio
River Project
¹
Gathering Pipeline (miles) 16,738
Treating/Processing Plants 25
Transportation Pipeline (miles) 960
Contract Compression (HP) 1,014,000
NGL Transportation (miles) 1,740
NGL Fractionation (Bbls/d) 225,000
NGL Storage (MMBbls/d) 47
Pro Forma Asset Summary
4
4
2
3
4

REGENCY
ENERGY PARTNERS

CHAUTAUQUA
CATTARAUGUS
ALLEGANY
CHEMUNG
TIOGA
BROOME
DELAWARE
ERIE
WARREN
MCKEAN
POTTER
CRAWFORD
WAYNE
FOREST
CAMERON
SULLIVAN
LACKAWANNA
MERCER
VENANGO
CLINTON
PIKE
CLARION
JEFFERSON
LUZERNE
COLUMBIA
MONROE
BUTLER
CLEARFIELD
UNION
MONTOUR
CENTRE
CARBON
NORTHUMBERLAND
BEAVER
ARMSTRONG
SNYDER
SCHUYLKILL
NORTHAMPTON
INDIANA
LEHIGH
MIFFLIN
ALLEGHENY
CAMBRIA
BLAIR
JUNIATA
HUNTINGDON
PERRY
DAUPHIN
BERKS
BUCKS
LEBANON
MONTGOMERY
CUMBERLAND
SOMERSET
BEDFORD
FRANKLIN
LANCASTER
CHESTER
FULTON
4- Bcfe
14+ Bcfe

Marcellus Productivity: Finding the Sweet Spots
Source: U.S. Capital Advisors
Indicates county in which PVR has operations in service
Indicates county in which PVR has acreage dedications/systems under development
PVR’s assets sit in most of the top producing counties in the Marcellus Shale

➢

EUR (Bcfe)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
11.2
8.9
8.1
6.5
5.5
4.2
3.7
3.4
2.5
1.5
Wyoming
Susquehanna
Greene
Bradford
Lycoming
Westmoreland
Tioga
Washington
Fayette
Clearfield

Marcellus Productivity Rankings
Source: U.S. Capital Advisors
Marcellus EUR Scatter by County
PVR has assets in 6 of the 10 counties generating the highest EURs in the Marcellus Shale
Indicates county in which PVR has operations

Summary

Extensive midstream portfolio and strong position in majority of high-growth shale plays driving expansion opportunities
Strong Visibility for
Continued Growth
High-Quality Assets
Integrated Midstream
Platform
Focused on Execution
• Completed $3+ billion in
organic  projects and
acquisitions with continued
ramp up in 2014 and beyond
• PVR acquisition will add
considerable scale and
significant growth
opportunities, which supports
long-term distribution growth
• New organic growth
opportunities continue to
develop across all operating
areas
• Assets strategically located in
majority of the most prolific
shale plays and basins
• Strong position in oil and
liquids-rich plays driving
significant organic growth
program
• High percentage of fee-based
margins
• Comprehensive midstream
service provider with
significant presence across
the midstream value chain
• Diversity of business mix,
large scale, along with
strategically located assets
enhances stability of cash
flows
• SUGS integration
substantially complete
• PVR integration plan
underway
• Continue to develop and
execute organic projects on
time and within budget
• Maintain strong balance
sheet and financial flexibility
Regency is well positioned for long-term distribution growth

Appendix

Recently Completed Expansions
1. Represents Regency’s 33.33% share
2. Represents Regency’s 30% share
3. Represents Regency’s 60% share
4. Represents total project costs. Regency's expected costs since April 30, 2013 are expected to be $69 million
Project
RGP Growth Capital
($ in millions)
Estimated Completion Date Expected Ramp Up
Ranch JV Processing Facility
1
$33
Refrigeration Plant –June 2012
Cryogenic Processing Plant –
Operational December 2012
Currently operating at 75% capacity; 100% contracted
under firm contracts
Lone Star Gateway NGL Pipeline
2
$275 December 2012
Expect volumes to continue to continue to increase in
2014 and 2015
Lone Star Fractionator 1
2
$118 December 2012
Throughput reached 72,000 Bbls/d for Q3 2013; 100%
contracted
Tilden Treating Plant Expansion $40 January 2013
Volumes have increased more than 40% since the
expansion came online in January 2013
Dubach Expansion $75
JT Plant –November 2012
Cryogenic Processing Plant –June 2013
Legacy and expanded cryogenic operating at 100%
capacity
Red Bluff Expansion
4
$330 In service August 2013
Currently flowing at 70% of capacity which will
increase  with new gathering tie ins  and additional
expansion  planned for the area
Edwards Lime  JV Gathering
System Expansion
3
$90 Online Q3 2013
Increased capacity of the treating facility by nearly
45%  and  Q3 2013 volumes have increased 28% over
Q3  2012 Added 17,000 Bbls/d oil gathering system that
is  currently flowing 10,000 Bbls/d
Lone Star Fractionator 2
2
$105 Q4 2013 Expect volumes to tier up into 2015
Eagle Ford Expansion $490 Ongoing; Final Completion Early 2014
Build out 90% complete; Moving over 400 million a day,
handling three-phase flow of oil, gas and water
Total Growth Capital $1,556

Lycoming Trunkline
Wyoming Trunkline
Tioga County
Bradford County
Lycoming County
Sullivan County
Wyoming County
Susquehanna County

100% fee-based:
– Firm reservation charges provide a floor on returns
– Additional volumetric fees based upon actual volumes
Gathering Pipeline / Trunkline Miles: 252
Well Connects: 261 (through July 31, 2013)
2013 Q2 Volume (MMcfd): 1,310
377,000+ dedicated acres with substantial producers committed to development
Fresh water pipeline JV supplies producers
In May 2012, PVR acquired a membership interests of Chief
Gathering LLC resulting in a major expansion of its pipeline systems in the Eastern Midstream segment
Marcellus Systems Overview
NY
PA
PVR Eastern Midstream Overview
First large-diameter gathering system in north-central PA Marcellus fairway
80 miles of 30-inch pipeline
850 MMcf/d capacity
Phase I began service Q1 2011
Phase II began service Q4 2011
Phase III began service Q4 2012
Total well connects of 125 through July 31, 2013
Lycoming System
Trunkline nature of the system provides bi-directional flows to
Transco and Tennessee Gas; adds optionality for producers and effectively doubles capacity on the line
Running through Wyoming Co., PA enables access to 4 market
outlets via 2 major pipelines
Began service June 2010
89 miles of 24-inch pipeline in service since Q4 2012
750 MMcf/d capacity
Currently constructing system extension to service additional local producers
Total well connects of 51 through July 31, 2013
Wyoming System
Asset Map

Crescent System
Panhandle System
BEAVER PLANT
SPEARMAN PLANT
ANTELOPE HILLS PLANT
SWEETWATER PLANT
CRESCENT PLANT
Arkoma System
Oklahoma
Texas
Hamlin System
HAMLIN PLANT
NTGG System
PVR Systems
PVR Plant Location
Area of Detail

PVR Mid-Continent Midstream Overview
Key Highlights Midcontinent Assets
Traditional midstream gathering and
processing business
Assets are located in attractive
natural gas basins with long-lived
reserves
460 MMcfd processing capacity
Hamlin and Crescent systems
positioned for growth in Cline Shale
and Mississippi Lime, respectively
19
Gathering Pipeline Miles: 4,541
Plants and Processing Capacity: 6
plants (460 MMcfd)
Key Statistics

1 Excludes corporate, eliminations and Gulf State contributions
2 Represents revenue from segment
3 Includes both gathering and processing and transportation
4 Includes Eastern and Mid-Continent PVR segments
2013E Gross Margin
20
Improvements to Regency & PVR Business Profile
Pro Forma Regency
1
PVR
2,3
3
2
3,4
G&P
48%
Contract Services
20%
Nat. Gas
Trans.
20%
NGL Services
12%
Eastern
46%
Mid-
Continent
30%
Coal
24%
G&P
57%
Contract Services
Nat. Gas Trans.
14%
NGL Services
8%
Coal
7%
14%

Maintain Stable Cash Flows: DCF Sensitivities
1 As of November 22, 2013
Regency has length in natural gas due to a concerted effort to minimize ‘keep-whole’ exposure
A $10.00 per Bbl movement in crude along with the same percentage change in NGL pricing would result in a
$12 million change in Regency’s forecasted 2014 DCF
A $1.00 per MMbtu movement in natural gas pricing would result in a $20 million change in Regency’s forecasted 2014 DCF
DCF Sensitivity to Commodity Price Changes – 2014
Decrease $10.00 Flat Increase $10.00
Decrease $1.00 $ 32M $ 20M $ 8M
Flat $ 12M $ 0 $ (12)M
Increase $1.00 $ (8)M $ (20)M $(32)M
Change in WTI Price ($/Bbl)

Maintain Stable Cash Flows: Comprehensive Hedging Program
1 As of November 22, 2013.  Based on exposures as of Q3 2013
Executed Hedges by Product¹
Balance of 2013 Full Year 2014
Natural Gas/Ethane
41% 51%
Propane
84% 66%
Normal Butane
54% 67%
C5+/Condensate
82% 49%

Maintain Stable Cash Flows: Comprehensive Hedging Program
1 As of October 16, 2013
Executed Hedges by Product
¹
Balance of 2013 Full Year 2014
Bbls/d
Price
($/gal)
Bbls/d
Price
($/gal)
Propane
3,150 $0.96 2,500 $1.01
Normal Butane
975 $1.38 1,200 $1.39
Bbls/d
Price
($/Bbl)
Bbls/d
Price
($/Bbl)
WTI
2,365 $97.08 1,426 $92.70
Cushing to Midland Basis
1,000 (0.35) - -
MMbtu/d
Price
($/MMbtu)
MMbtu/d
Price
($/MMbtu)
Natural Gas (Henry Hub)
23,000 $3.92 32,000 $3.96
Natural Gas (Permian)
15,000 $4.35 15,000 $4.22

Non-GAAP Reconciliation
1 Beginning in the second quarter of 2013, results have been retrospectively adjusted to combine Regency’s results with SUGS results due to the as-if pooling accounting treatment required for an acquisition between commonly controlled entities. Results shown prior to the second quarter of 2013 exclude any impact related to the historical SUGS results
September 30, 2013 June 30, 2013 March 31, 2013 December 31, 2012 September 30, 2012 June 30, 2012 March 31, 2012
Net income (loss) 42 11 (29) $                  (8) $                           (2) $                           28 $                          15 $
Add:
Interest expense, net 41 41 37                       35                             29                             28                             30
Depreciation and amortization 74 68                       65                       60                             71                             69                             53
Income tax expense (benefit) 2                                 0 (3)                       -                                (1)                              -                                -
EBITDA (1) 159 $                          120 $                  70 $                    87 $                          97 $                          125 $                        98 $
Add (deduct):
Partnership's ownership interest in unconsolidated affiliates' adjusted EBITDA (2)(3)(4)(5) 66                               60                       63                       56                             54                             60                             57
Income from unconsolidated affiliates (37)                             (31)                     (35)                     (19)                            (20)                            (34)                            (32)
Non-cash (gain) loss from commodity and embedded derivatives (14)                             (4)                       18                       (2)                              7                               (22)                            (2)
Loss on debt refinancing, net -                                 7                         -                         -                                -                                8                               -
Other income, net (2)                               3                         1                         2                               1                               1                               2
Adjusted EBITDA 172 $                          155 $                  117 $                  124 $                        139 $                        138 $                        123 $
(1) Earnings before interest, taxes, depreciation and amortization.
(2) 100% of Haynesville Joint Venture's Adjusted EBITDA and the Partnership's interest are calculated as follows:
Net income 18 $                            18 $                    20 $                    14 $                          7 $                            26 $                          23 $
Add (deduct):
Depreciation and amortization 9                                 9                         9                         9                               9                               9                               9
Interest expense, net 1                                 -                         1                         1                               -                                1                               -
Loss on sale of asset, net -                                 -                         -                         -                                1                               -                                -
Impairment of property, plant and equipment -                                 -                         -                         8                               14                             -                                -
Other expense, net -                                 -                         -                         1                               -                                -                                -
Adjusted EBITDA 28 $                            27 $                    30 $                    33 $                          31 $                          36 $                          32 $
Ownership interest 49.99% 49.99% 49.99% 49.99% 49.99% 49.99% 49.99%
Partnership's interest in Adjusted EBITDA 14 $                            13 $                    15 $                    15 $                          15 $                          18 $                          16 $
(3) 100% of MEP Joint Venture's Adjusted EBITDA and the Partnership's interest are calculated as follows:
Net income 21 $                            21 $                    21 $                    21 $                          21 $                          21 $                          21 $
Add:
Depreciation and amortization 17                               17                       18                       17                             17                             17                             17
Interest expense, net 13                               13                       13                       13                             13                             13                             13
Adjusted EBITDA 51 $                            51 $                    52 $                    51 $                          51 $                          51 $                          51 $
Ownership interest 50% 50% 50% 50% 50% 50% 50%
Partnership's interest in Adjusted EBITDA 26 $                            26 $                    26 $                    26 $                          26 $                          26 $                          26 $
We acquired a 49.9% interest in MEP Joint Venture in May 2010.
(4) 100% of Lone Star Joint Venture's Adjusted EBITDA and the Partnership's interest are  calculated as follows:
Net income 60 $                            44 $                    55 $                    37 $                          31 $                          41 $                          38 $
Add (deduct):
Depreciation and amortization 21                               20                       20                       14                             13                             13                             12
Other (income) expense, net 1                                 1                         -                     -                            -                            (1)                              1
Adjusted EBITDA 82 $                            65 $                    75 $                    51 $                          44 $                          53 $                          51 $
Ownership interest 30% 30% 30% 30% 30% 30% 30%
Partnership's interest in Adjusted EBITDA 25 $                            20 $                    23 $                    15 $                          13 $                          16 $                          15 $
We acquired a 30% interest in Lone Star Joint Venture in May 2011.
(5) 100% of Ranch Joint Venture's Adjusted EBITDA and the Partnership's interest are  calculated as follows:
Net loss 1 $                              1 $                      - $                      (1) $                           (1) $                           - $                             - $
Add (deduct):
Depreciation and amortization 1                                 1                         2                         1                               -                                -                                -
Adjusted EBITDA 2 $                              2 $                      2 $                      - $                             (1) $                           - $                             - $
Ownership interest 33% 33% 33% 33% 33% 33% 33%
Partnership's interest in Adjusted EBITDA 1 $                              1 $                      1 $                      - $                         (0) $                           - $                         -
We acquired a 33.33% interest in Ranch Joint Venture in December 2011.
($ in millions)
Three Months Ended

Non-GAAP Reconciliation
2013 2012
Ranch Joint Venture
Net income (loss)
1 $                     (1) $
Add:
Operation and maintenance 1 -
Depreciation and amortization 1 1
Total Segment Margin 3 $                     - $
Three Months Ended September 30,
($ in millions)
*Ranch Joint Venture's Refrigeration Processing Plant started its operation in June
2012 and the full facility began operations in December 2012.
2013 2012
Lone Star Joint Venture
Net income
61 $                31 $
Add:
Operation and maintenance 21 15
General and administrative 8 5
Depreciation and amortization 21 13
Income tax expense 1 1
Total Segment Margin 112 $             65 $
Three Months Ended September 30,
($ in millions)
2013 2012
MEP Joint Venture
Net income
21 $                   21 $
Add:
Operation and maintenance 4 4
General and administrative 6 6
Depreciation and amortization 17 17
Interest expense, net 13 13
Total Segment Margin 61 $                  61 $
Three Months Ended September 30,
($ in millions)
2013 2012
Haynesville Joint Venture
Net income 18 $                       7 $
Add:
Operation and maintenance 5 5
General and administrative 4 5
Depreciation and amortization 9 9
Interest expense, net 1 14
Other income and deductions, net - 1
Total Segment Margin 37 $                      41 $
Three Months Ended September 30,
($ in millions)

Non-GAAP Reconciliation¹
September 2013 June 2013 March 2013 December 2012 September 2012 June 2012 March 2012
Net cash flows provided by operating activities
183 $                    112 $         67 $              71 $                     79 $                      46 $          56 $
Add (deduct):
Depreciation and amortization, including debt issuance cost
amortization and bond premium write-off and amortization
(75)                       (68)            (50)                (62)                      (47)                       (45)            (54)
Income from unconsolidated affiliates 37                        31             35                 27                       21                        33             32
Derivative valuation change 14                        1                (18)                2                         (7)                         22             3
Loss on asset sales, net 2                          (1)               (1)                 (1)                        -                           (2)               -
Unit-based compensation expenses (2)                         (1)               (2)                 (1)                        (1)                         (1)               (1)
Cash flow changes in current assets and liabilities:
Trade accounts receivables, accrued revenues, and related
party receivables 32                        27             8                   4                         10                        (14)            (7)
Other current assets and other current liabilities (25)                       137           (13)                1                         (7)                         6                (5)
Trade accounts payable, accrued cost of gas and liquids,
related party payables and deferred revenues (89)                       (57)            4                   (22)                      (20)                       18             34
Distributions of earnings received from unconsolidated
affiliates (37)                       (35)            (36)                (29)                      (29)                       (34)            (29)
Other assets and liabilities 2                          (135)          1                   1                         -                           -                -
Net (Loss) Income 42 $                     11 $          (5) $             (9) $                     (1) $                      29 $          29 $
Add:
Interest expense, net 41                        41             37                 36                       29                        28             30
Depreciation and amortization 74                        68             48                 59                       46                        45             51
Income tax expense (benefit) 2                          -                (2)                 1                         -                           -                -
EBITDA 159 $                   120 $        78 $            87 $                    74 $                     102 $        110 $
Add (deduct):
Partnership's interest in unconsolidated affiliates' adjusted
EBITDA 66                        60             63                 57                       54                        59             57
Income from unconsolidated affiliates (37)                       (31)            (35)                (27)                      (21)                       (34)            (32)
Non-cash loss (gain) from commodity and embedded
derivatives (14)                       (4)               18                 (2)                        7                          (22)            (2)
Other income, net (2)                         10             3                   2                         1                          10             1
Adjusted EBITDA 172 $                   155 $        127 $          117 $                  115 $                   115 $        134 $
Add (deduct):
Interest expense, excluding capitalized interest (40)                       (46)            (42)                (41)                      (34)                       (41)            (35)
Maintenance capital expenditures (9)                         (13)            (7)                 (8)                        (11)                       (7)               (7)
SUGS Contribution Agreement adjustment * -                       9                14                 -                      -                       -            -
Proceeds from asset sales -                       5                12                 4                         2                          7                13
Other adjustments (8)                         (9)               (3)                 (4)                        (3)                         (3)               (2)
Distributable cash flow 115 $                   101 $        101 $          68 $                    69 $                     71 $          103 $
* Includes an adjustment to CAFD related to the historical SUGS operations for the time period prior to the Partnership's acquisition.
Three Months Ended
($ in millions)
1   Historical results have been retrospectively adjusted to combine Regency’s results with SUGS results due to the as-if pooling accounting treatment required for an acquisition between commonly controlled entities